Exhibit 13.3

MANAGEMENT'S REPORT TO SHAREHOLDERS
Management’s Responsibility for Financial Statements
The management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is responsible for the preparation and integrity of the accompanying financial statements and all other information contained in this report. The financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts that are based on management's informed judgments and estimates where necessary.
The Company has established internal accounting control systems which are designed to safeguard assets from loss or unauthorized use and ensure the accuracy of the Company’s accounting records. The Board of Directors, through its Audit Committee, monitors management's financial and accounting policies and practices and the preparation of these financial statements. The Audit Committee meets periodically with the external auditors and management to review the work of each and the propriety of the discharge of their responsibilities.
The Audit Committee reviews the financial statements of the Company with management and the external auditors prior to submission to the Board of Directors for final approval. The external auditors have full and free access to the Audit Committee to discuss auditing and financial reporting matters. The Audit Committee reviews the independence of the external auditors and pre-approves audit and permitted non-audit services. The shareholders have appointed KPMG LLP as the external auditors of the Company. The Report of Independent Registered Public Accounting Firm to the Board of Directors and shareholders, which describes the scope of their examination and expresses their opinion, is included with the financial statements for the year ended December 31, 2017.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13(a) – 15 under the US Securities Exchange Act of 1934 and as defined in Canada by National Instrument 52-109, Certification and Disclosure in Issuer's Annual and Interim filings. Internal control over financial reporting is designed by, or designed under the supervision of, our President and CEO and our Executive Vice President and CFO, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our President and CEO and our Executive Vice President and CFO, an evaluation of the design and effectiveness of our internal control over financial reporting was conducted as of December 31, 2017 based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework (2013). Based on this evaluation, management concluded that as of December 31, 2017 the Company did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2017 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Report of Independent Registered Public Accounting Firm, which is included with the financial statements for the year ended December 31, 2017.

(signed) “Brent A. Eshleman”	(signed) “Maxwell (Max) Lof”

Brent A. Eshleman, P.Eng.	Maxwell (Max) Lof
President and CEO	Executive Vice President and CFO
March 13, 2018

Bellatrix Exploration Ltd.	1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and Board of Directors of Bellatrix Exploration Ltd.
Opinion on the Financial Statements
We have audited the accompanying financial statements of Bellatrix Exploration Ltd. (the “Company”), which comprise the balance sheets as at December 31, 2017 and December 31, 2016, the statements of profit (loss) and comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the 'financial statements').
In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and December 31, 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on Internal Control Over Financial Reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 13, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
A - Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
B - Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.
An audit includes performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances.
An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

(signed) "KPMG LLP"

Chartered Professional Accountants
We have served as the Company's auditors since 1996.
Calgary, Canada
March 13, 2018

Bellatrix Exploration Ltd.	2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of Bellatrix Exploration Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Bellatrix Exploration Ltd.’s (the “Company”) internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Report on the Financial Statements
We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the financial statements of the Company, which comprise the balance sheets as at December 31, 2017 and December 31, 2016, the statements of profit (loss) and comprehensive income (loss), shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”), and our report dated March 13, 2018 expressed an unmodified (unqualified) opinion on those financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.
We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(signed) "KPMG LLP"
Chartered Professional Accountants
Calgary, Canada
March 13, 2018

Bellatrix Exploration Ltd.	3

BELLATRIX EXPLORATION LTD.
BALANCE SHEETS
(expressed in Canadian dollars)
As at December 31,

($000s)	2017	2016

ASSETS
Current assets
Accounts receivable (note 17)	$45,672	$39,227
Current portion of loans receivable (note 7)	—	6,225
Deposits and prepaid expenses	3,709	5,205
Marketable securities	—	4,322
Current portion of risk management asset (note 17)	31,910	—
	81,291	54,979

Risk management asset (note 17)	1,213	445
Loans receivable (note 7)	—	8,775
Deferred taxes (note 13)	48,298	63,713
Exploration and evaluation assets (note 6)	22,731	29,246
Property, plant and equipment (note 7)	1,187,390	1,296,572
Total assets	$1,340,923	$1,453,730

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$73,307	$78,695
Current portion of other deferred liabilities (note 10)	20,790	26,064
Current portion of risk management liability (note 17)	4,468	13,936
Current portion of Credit Facilities (note 8)	—	19,143
Current portion of decommissioning liability (note 9)	1,924	—
	100,489	137,838

Credit Facilities (note 8)	52,066	—
Convertible Debentures (liability component) (note 8)	39,426	37,420
Senior Notes (note 8)	305,409	324,691
Risk management liability (note 17)	3,422	2,646
Other deferred liabilities (note 10)	7,402	24,873
Decommissioning liabilities (note 9)	58,687	62,844
Total liabilities	566,901	590,312

SHAREHOLDERS’ EQUITY
Shareholders’ capital (note 11)	1,068,377	1,068,084
Convertible Debentures (equity component) (note 8)	7,818	7,818
Contributed surplus	56,092	54,418
Retained earnings (deficit)	(358,265)	(266,902)
Total shareholders’ equity	774,022	863,418
Total liabilities and shareholders’ equity	$1,340,923	$1,453,730
COMMITMENTS (note 18)
See accompanying notes to the financial statements.
On behalf of the Board of Directors

(signed) “Keith S. Turnbull”	(signed) “W.C. (Mickey) Dunn”

Keith S. Turnbull, B.Sc., CPA, CA	W.C. (Mickey) Dunn
Director, Chairman Audit Committee	Director, Chairman of the Board

Bellatrix Exploration Ltd.	4

BELLATRIX EXPLORATION LTD.
STATEMENTS OF PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)
(expressed in Canadian dollars)
For the years ended December 31,

($000s, except per share amounts)	2017	2016

REVENUES
Petroleum and natural gas sales	$243,825	$220,124
Royalties	(23,961)	(18,636)
Other income	5,574	7,750
Total revenues net of royalties	225,438	209,238

Realized gain on commodity contracts (note 17)	31,324	19,892
Unrealized gain (loss) on commodity contracts (note 17)	45,238	(29,525)
Revenues net of royalties and commodity contracts	302,000	199,605

EXPENSES
Production	111,816	113,589
Transportation	23,549	12,108
General and administrative	29,377	19,919
Loss on marketable securities	461	678
Share-based compensation (note 12)	532	3,784
Depletion and depreciation (note 7)	120,652	136,518
Impairment (reversal) (note 7)	13,150	(264,000)
Loss (gain) on dispositions (note 7)	56,672	170,667
	356,209	193,263

NET PROFIT (LOSS) BEFORE FINANCE AND TAXES	(54,209)	6,342

Finance expenses (note 14)	39,240	48,063
Realized (gain) loss on foreign exchange (note 15)	797	(277)
Unrealized (gain) loss on foreign exchange (note 15)	(18,298)	(7,918)

NET PROFIT (LOSS) BEFORE TAXES	(75,948)	(33,526)

TAXES
Deferred tax expense (recovery) (note 13)	15,415	(6,858)

NET PROFIT (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$(91,363)	$(26,668)

Net profit (loss) per share (note 16)
Basic	$(1.85)	$(0.62)
Diluted	$(1.85)	$(0.62)
See accompanying notes to the financial statements.

Bellatrix Exploration Ltd.	5

BELLATRIX EXPLORATION LTD.
STATEMENTS OF SHAREHOLDERS’ EQUITY
(expressed in Canadian dollars)
For the year ended December 31,

($000s)	2017	2016

SHAREHOLDERS’ CAPITAL
Common shares (note 11)
Balance, beginning of year	$1,068,084	$1,000,100
Issued for property acquisition, net of issue costs and tax effect	—	29,080
Issued for cash on equity issue	—	40,400
Share issue costs on equity issue, net of tax effect	4	(1,781)
Share-based compensation awards	289	285
Balance, end of year	1,068,377	1,068,084

CONVERTIBLE DEBENTURES (EQUITY COMPONENT) (note 8)
Balance, beginning of year	7,818	—
Conversion feature of Convertible Debentures issued, net of tax effect	—	7,818
Balance, end of year	7,818	7,818

CONTRIBUTED SURPLUS
Balance, beginning of year	54,418	50,706
Share-based compensation expense (note 12)	2,233	4,463
Adjustment of share-based compensation expense for forfeitures of unvested share options	(559)	(751)
Balance, end of year	56,092	54,418

RETAINED EARNINGS (DEFICIT)
Balance, beginning of year	(266,902)	(240,234)
Net profit (loss)	(91,363)	(26,668)
Balance, end of year	(358,265)	(266,902)

TOTAL SHAREHOLDERS’ EQUITY	$774,022	$863,418
See accompanying notes to the financial statements.

Bellatrix Exploration Ltd.	6

BELLATRIX EXPLORATION LTD.
STATEMENTS OF CASH FLOWS
(expressed in Canadian dollars)
For the year ended December 31,

($000s)	2017	2016

Cash provided from (used in):

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net profit (loss)	$(91,363)	$(26,668)
Adjustments for:
Depletion and depreciation (note 7)	120,652	136,518
Impairment (reversal) and (gain) loss on dispositions (note 7)	69,822	(93,333)
Accretion on decommissioning obligations (note 9)	1,287	1,713
Non-cash financing and accretion (note 8)	4,803	3,323
Share-based compensation (note 12)	699	3,936
Unrealized (gain) loss on commodity contracts (note 17)	(45,238)	29,525
Unrealized foreign exchange (gain) loss (note 15)	(18,298)	(7,918)
Loss on marketable securities	461	678
Deferred tax expense (recovery) (note 13)	15,415	(6,858)
Decommissioning costs incurred (note 9)	(2,758)	(2,927)
Change in non-cash working capital (note 20)	(272)	(443)
	55,210	37,546

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issuance of share capital, net of issue costs (note 11)	4	37,825
Issuance of Convertible Debentures, net of issue costs (note 8)	—	47,610
Issuance of Senior Notes, net of issue costs (note 8)	—	(55)
Settlement of share based payments	(1,246)	(730)
Advances from (repayment of) loans and borrowings	32,923	(321,601)
Financing obligations (note 10)	(7,558)	(3,997)
Deferred lease inducements (note 10)	(366)	(340)
Deferred capital obligations (note 10)	(14,693)	(3,291)
Change in non-cash working capital (note 20)	16,353	601
	25,417	(243,978)

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Expenditure on exploration and evaluation assets (note 6)	(1,664)	(2,349)
Additions to property, plant and equipment (note 7)	(121,586)	(76,531)
Proceeds on sale of property, plant and equipment	48,370	296,638
Proceeds on sale of marketable securities	3,861	—
Change in non-cash working capital (note 20)	(9,608)	(11,326)
	(80,627)	206,432

Change in cash	—	—
Cash, beginning of year	—	—

Cash, end of year	$—	$—

Cash paid:
Interest	$33,930	$40,464
Taxes	—	—
See accompanying notes to the financial statements.

Bellatrix Exploration Ltd.	7

NOTES TO THE FINANCIAL STATEMENTS
(expressed in Canadian dollars)

1.	CORPORATE INFORMATION
Bellatrix Exploration Ltd. (the “Company” or “Bellatrix”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves with highly concentrated operations in west central Alberta, principally focused on profitable development of the Spirit River liquids rich natural gas play.
Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.
Bellatrix was incorporated in Alberta, Canada and the Company’s registered office and principal place of business is located at 1920, 800 – 5th Avenue SW, Calgary, Alberta, Canada, T2P 3T6.

2.	BASIS OF PREPARATION

a.	Statement of compliance
These financial statements (“financial statements”) were authorized by the Board of Directors on March 13, 2018. The Company prepared these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

b.	Basis of measurement
The financial statements are presented in Canadian dollars, the Company’s functional currency, and have been prepared on the historical cost basis except for derivative financial instruments, marketable securities and liabilities for cash-settled share-based payment arrangements measured at fair value. The financial statements have, in management’s opinion, been properly prepared using careful judgment and reasonable limits of materiality, and within the framework of the significant policies summarized in note 3. Significant estimates and judgments used in the preparation of the financial statements are detailed in note 4.

3.	SIGNIFICANT ACCOUNTING POLICIES

a.	Revenue Recognition
Revenues from the sale of petroleum and natural gas are recorded when title to the products transfers to the purchasers based on volumes delivered and contracted delivery points and prices. Revenue is measured at the fair value of the consideration received or receivable. Revenue from the sale of crude oil, natural gas, condensate and natural gas liquids (“NGLs”) (prior to deduction of transportation costs) is recognized when all of the following conditions have been satisfied:

•	Bellatrix has transferred the significant risks and rewards of ownership of the goods to the purchaser;

•	Bellatrix retains no continuing managerial involvement to the degree usually associated with ownership or effective control over the goods sold;

•	the amount of revenue can be measured reliably;

•	it is probable that the economic benefits associated with the transaction will flow to Bellatrix; and

•	the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Royalty income is recognized as it accrues in accordance with the terms of the overriding royalty agreements and is included with petroleum and natural gas sales.
Capital processing charges to other entities for use of facilities owned by the Company are recognized as revenue as they accrue in accordance with the terms of the service agreements and are presented as other income.

b.	Transportation
Costs paid by Bellatrix for the transportation of crude oil, natural gas, condensate and NGLs to the point of title transfer are recognized when the transportation is provided.

Bellatrix Exploration Ltd.	8

c.	Joint Interests
A portion of the Company’s exploration and development activities are conducted jointly with others. The joint interests are accounted for on a proportionate consolidation basis and as a result, the financial statements reflect only the Company’s proportionate share of the assets, liabilities, revenues, expenses and cash flows from these activities.

d.	Property, Plant and Equipment and Exploration and Evaluation Assets

I.	Pre-exploration expenditures
Expenditures made by the Company before acquiring the legal right to explore in a specific area do not meet the definition of an asset and therefore are expensed by the Company as incurred.

II.	Exploration and evaluation expenditures
Once the legal right to explore has been acquired, costs incurred are capitalized as intangible exploration and evaluation assets (“E&E). These costs include, but are not limited to, exploration license expenditures, leasehold property acquisition costs, evaluation costs, including drilling costs directly attributable to an identifiable well and directly attributable general and administrative costs. These costs are accumulated in cost centres by property and are not subject to depletion, until technical feasibility and commercial viability have been determined.
E&E assets are assessed for impairment if sufficient data exists to determine technical feasibility and commercial viability, or if facts and circumstances suggest that the carrying amount is unlikely to be recovered.

III.	Developing and production costs
Items of property, plant and equipment (“PP&E”), which include oil and gas development and production assets, are measured at cost less accumulated depletion, depreciation and accumulated impairment losses net of recoveries.
Gains and losses on disposal of an item of PP&E, including oil and natural gas interests, are determined by comparing the proceeds from disposal with the carrying amount of PP&E, and are recognized within the Statements of Profit (Loss) and Comprehensive Income (Loss).

IV.	Joint arrangements
The Company has entered into certain joint arrangements whereby the joint arrangement partner will earn a working interest on certain properties through the payment of a pre-determined portion of the costs of drilling, completing and equipping. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the partner on the well, as described under "Dispositions" below. Bellatrix has property, plant and equipment assets that are subject to these arrangements.

V.	Subsequent costs
Costs incurred subsequent to the determination of technical feasibility and commercial viability and the costs of replacing parts of PP&E are recognized as oil and natural gas interests only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred. Such capitalized oil and natural gas interests generally represent costs incurred in developing proved and/or probable reserves and bringing in or enhancing production from such reserves, and are accumulated on a well, field or geotechnical area basis. The carrying amount of any replaced or sold component is derecognized. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

VI.	Depletion and depreciation
Depletion of petroleum and natural gas properties is provided using the unit-of-production method based on production volumes in relation to total estimated proven and probable reserves as determined annually by independent engineers in accordance with National Instrument 51-101, Standards of Disclosure of Oil and Gas Activities. Natural gas reserves and production are converted at the energy equivalent of six thousand cubic feet to one barrel of oil.
Calculations for depletion are based on total capitalized costs plus estimated future development costs of proven and probable undeveloped reserves less the estimated net realizable value of production equipment and facilities after the proved and probable reserves are fully produced.

Bellatrix Exploration Ltd.	9

Depreciation is recognized on significant facilities to expense the cost of significant components of assets less their residual values over their useful lives. Phase 1 of the Alder Flats Plant and associated equipment are depreciated using the straight-line method over estimated useful lives as follows:

•	General plant and processing equipment - 40 years

•	Other properties and equipment - 10 years

•	Turnarounds - 5 years
Costs of facilities under construction related to Phase II of the Alder Flats Plant as at December 31, 2017 were excluded from depreciation calculations.
Depreciation of office furniture and equipment is provided for on a 20% declining balance basis.
Depreciation methods, useful lives and residual values are reviewed at each reporting date and, if necessary, any changes would be accounted for prospectively.

VII.	Dispositions
Gains on disposal of an item of PP&E or E&E are determined by comparing the proceeds from disposal with the carrying amount of PP&E or E&E and are recognized separately in the Statements of Profit (Loss) and Comprehensive Income (Loss). Exchanges of properties are measured at fair value, unless the transaction lacks commercial substance or fair value cannot be reasonably measured. Where the exchange is measured at fair value, a gain or loss is recognized in the Statements of Profit (Loss) and Comprehensive Income (Loss).

e.	Impairment and Impairment Reversal

I.	Financial assets
A financial asset is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. All impairment losses are recognized in profit or loss.

II.	Non-financial assets
Developing and producing assets are assessed for impairment if facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The impairment test is performed at the asset or CGU level.
The recoverable amount of an asset or a cash-generating unit ("CGU") is the greater of its value in use (“VIU”) and its fair value less costs to sell (“FVLCS”). FVLCS is determined to be the amount for which the asset could be sold in an arm’s length transaction. FVLCS can be determined by using an observable market metric or by using discounted future net cash flows of proved and probable reserves using forecasted prices and costs. VIU is determined by estimating the present value of the future net cash flows expected to be derived from the continued use of the asset or CGU.
An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in the Company’s Statement of Profit (Loss) and Comprehensive Income (Loss) in the period in which it occurs.
Impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depletion and depreciation, if no impairment loss had been recognized.
E&E assets are assessed for impairment, both at the time of any triggering facts and circumstances as well as upon their eventual reclassification to producing assets (oil and natural gas interests in PP&E). E&E assets are grouped together with the Company’s CGU’s when they are assessed for impairment.

Bellatrix Exploration Ltd.	10

f.	Provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are determined by discounting the expected cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, if the risks have not been incorporated into the estimate of cash flows. The increase in the provision due to the passage of time is recognized within finance expense.

I.	Decommissioning liabilities
The Company’s activities give rise to dismantling, decommissioning and site disturbance remediation activities. A provision is made for the estimated cost of site restoration and capitalized in the relevant asset category.
Decommissioning obligations are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the balance sheet date. Changes in the present value of the estimated expenditure are reflected as an adjustment to the liability and the relevant asset. The accretion or unwinding of the discount on the decommissioning provision is recognized as a finance expense. Actual costs incurred upon settlement of the decommissioning liabilities are charged against the provision to the extent the provision was recognized.

II.	Environmental liabilities
The Company records liabilities on an undiscounted basis for environmental remediation efforts that are likely to occur and where the cost can be reasonably estimated. The estimates, including associated legal costs, are based on available information using existing technology and enacted laws and regulations. The estimates are subject to revision in future periods based on actual costs incurred or new circumstances. Any amounts expected to be recovered from other parties, including insurers, are recorded as an asset separate from the associated liability.

g.	Share-based Payments

I.	Equity-settled transactions
Bellatrix accounts for options issued under the Company’s share option plan by reference to the fair value of the equity instruments granted. The fair value of each share option is estimated on the date of the grant using the Black-Scholes options pricing model and charged to earnings over the vesting period with a corresponding increase to contributed surplus. The Company estimates a forfeiture rate on the grant date and the rate is adjusted to reflect the actual number of options that actually vest. The expected life of the options granted is adjusted, based on the Company’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

II.	Cash-settled transactions
The Company’s Deferred Share Unit Plan (the “DSU Plan”) is accounted for as a cash settled share based payment plan in which the fair value of the amount payable under the DSU Plan is recognized as an expense with a corresponding increase in liabilities. The liability is remeasured at each reporting date and at settlement date. Any changes in the fair value of the liability are recognized in profit or loss.
Awards under the Award Incentive Plan ("Award Plan") may be settled in cash, in common shares of the Company, or a combination thereof. The Company’s Restricted and Performance Award Plan is accounted for as a cash settled share based payment plan in which the fair value of the amounts payable under the Award Plan are recognized incrementally as an expense over the vesting period, with a corresponding change in liabilities.

h.	Income Taxes
Income tax expense is comprised of current and deferred tax. Income tax expense is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

I.	Current tax
Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from, or paid, to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted, or substantively enacted, by the date of the statement of financial position.

Bellatrix Exploration Ltd.	11

II.	Deferred tax
Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted, or substantively enacted, by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

i.	Financial Instruments
All financial instruments, including all derivatives, are recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in income. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to income when derecognized or impaired. The Company has the following classifications:

Financial Assets and Liabilities	Category	Subsequent Measurement
Accounts receivable	Loans and receivables	Amortized cost
Loans receivable	Loans and receivables	Amortized cost
Marketable securities	Held-for-trading	Fair value through profit or loss; Level 1
Commodity risk management contracts	Held-for-trading	Fair value through profit or loss; Level 2
Foreign exchange risk management contracts	Held-for-trading	Fair value through profit or loss; Level 2
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Deferred share units	Other liabilities	Fair value through profit or loss; Level 1
Restricted awards	Other liabilities	Fair value through profit or loss; Level 1
Performance awards	Other liabilities	Fair value through profit or loss; Level 2
Credit Facilities	Other liabilities	Amortized cost
Senior Notes	Other liabilities	Amortized cost
Convertible Debentures	Other liabilities	Amortized cost
Deferred capital obligation	Other liabilities	Amortized cost
Finance lease obligation	Other liabilities	Amortized cost

Financial instruments measured at fair value on the balance sheet require classification into one of the following levels of the fair value hierarchy:
Level 1 – Valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – Valuation based on inputs other than quoted prices included in level 1, that are observable directly or indirectly.
Level 3 – Valuation based on inputs that are not based on observable market data.
The fair value hierarchy level at which a fair value measurement is categorized is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The Company has categorized its financial instruments that are fair valued on the balance sheet according to the fair value hierarchy.
Transaction costs attributable to financial instruments classified as other than held-for-trading are included in the recognized amount of the related financial instrument and recognized over the life of the resulting financial instrument using the effective interest rate method.
The Company utilizes financial derivatives and commodity sales contracts requiring physical delivery to manage the price risk attributable to anticipated sale of petroleum and natural gas production and foreign exchange exposures. The Company does not enter into derivative financial instruments for trading or speculative purposes. The Company has not designated its financial derivative contracts as effective accounting hedges, and thus has not applied hedge accounting, even though the Company considers all commodity contracts to be economic hedges. As a result, financial derivatives are classified as fair value through profit or loss and are recorded on the balance sheet at fair value, with fair value changes recorded in profit or loss.

Bellatrix Exploration Ltd.	12

The derivative financial instruments are initiated within the guidelines of the Company’s corporate hedging policy. This includes linking all derivatives to specific assets and liabilities on the balance sheet, to specific firm commitments, or forecasted transactions.
The Company accounts for its commodity sales and purchase contracts, which were entered into and continue to be held for the purpose of receipt or delivery of non-financial items, in accordance with its expected purchase, sale or usage requirements as executory contracts. As such, physical sales and purchase contracts are not recorded at fair value on the balance sheet. Settlements on these physical sales and purchase contracts are recognized in petroleum and natural gas sales.

j.	Compound Financial Instruments
The Company's compound financial instruments are comprised of its Convertible Debentures that can be converted to common shares at the option of the holder. The number of shares to be issued does not vary with changes in fair value.
The liability component of the Convertible Debentures is recognized initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognized initially as the difference between the fair value of the Convertible Debenture and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.
Subsequent to initial recognition, the liability component of the Convertible Debentures is measured at amortized cost using the effective interest method. The equity component of the Convertible Debentures is not re-measured subsequent to initial recognition.

k.	Lease Obligations
Leases which effectively transfer substantially all of the risks and rewards of ownership to the Company are classified as finance leases and are accounted for as an acquisition of an asset and an assumption of an obligation at the inception of the lease, measured as the present value of minimum lease payments to a maximum of the asset’s fair value. The asset is amortized in accordance with the Company’s depletion and depreciation policy. The obligations recorded under finance lease payments are reduced by the lease payments made.
Assets held under other leases are classified as operating leases and are not recognized in the balance sheet. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received from landlords are deferred and recognized as an integral part of the total lease expense, over the term of the lease.

l.	Basic and Diluted per Share Calculations
Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. The Company uses the treasury share method to determine the dilutive effect of share options. Under the treasury share method, only “in the money” dilutive instruments impact the diluted calculations in computing diluted per share amounts.

m.	Finance Income and Expenses
Finance income is recognized as it accrues in profit or loss, using the effective interest method. Finance expense comprises interest expense on borrowings, amortization of financing costs and discounts, accretion of the discount on provisions and impairment losses recognized on financial assets.

n.	Borrowing Costs
Borrowing costs incurred for the construction of qualifying assets are capitalized during the period of time that is required to complete and prepare the assets for their intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use. All other borrowing costs are recognized in profit or loss using the effective interest method. The capitalization rate used to determine the amount of borrowing costs to be capitalized is the weighted average interest rate applicable to the Company’s outstanding borrowings during the period.

o.	Cash and Cash Equivalents
Cash and cash equivalents include cash and short-term investments with original maturities of three months or less.

p.	Business Combinations
Business combinations are accounted for using the acquisition method. The identifiable assets acquired and liabilities and contingent liabilities assumed are measured at their fair values at the acquisition date. The cost of an acquisition is measured as the aggregate consideration transferred, measured at the acquisition date fair value. If the cost of the acquisition is less than the fair value of the net assets acquired, the difference is recognized immediately in profit or loss. If the cost of the acquisition is more than the fair

Bellatrix Exploration Ltd.	13

value of the net assets acquired, the difference is recognized on the balance sheet as goodwill. Acquisition costs incurred are expensed.

q.	Foreign Currency Translation
Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the period average rates of exchange. Translation gains and losses are included in earnings in the period in which they arise.
Bellatrix’s functional and presentation currency is Canadian dollars.

4.	CRITICAL JUDGMENTS AND ACCOUNTING ESTIMATES
The financial statements of the Company have been prepared by management in accordance with IFRS. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period and accompanying notes. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be material. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

a.	Critical Accounting Judgments

I.	Oil and Gas Reserves
Reserves and resources are used in the units of production calculation for depletion, depreciation and amortization, and the impairment analysis which affect net profit or loss. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.

II.	Identification of CGUs
Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of their assets.

III.	Impairment Indicators and Impairment Reversal
Judgment is required to assess when impairment indicators exist and impairment testing is required with respect to exploration and evaluation assets and property, plant and equipment.

IV.	Joint Arrangements
Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement. Additionally, the Company assesses the rights and obligations arising from the arrangement by considering its governance structure, legal form, and terms agreed upon by the parties sharing control, including the contractual rights of each partner, dispute resolution procedures, termination provisions, and procedures for subsequent transactions in its determination of joint control.
Once joint control has been established, judgment is also required to classify the joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its legal structure, legal form and terms agreed upon by the parties sharing control. An arrangement that is not structured through a separate vehicle in which the controlling parties have rights to the assets, revenues and substantially all of the economic benefits generated through the arrangement, in addition to obligations for the liabilities and expenses, is classified as a joint operation. An arrangement in which these criteria are not met is classified as a joint venture.

V.	Non-monetary Transactions
Judgment is required to determine whether non-monetary transactions have commercial substance.

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b.	Critical Estimates and Assumptions

I.	Recoverability of asset carrying values
The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.
The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, future estimated commodity prices, royalties and costs, economic and market conditions, timing of cash flows, the useful lives of assets and their related salvage values. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.

II.	Decommissioning obligations
Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.

III.	Income taxes
Deferred tax assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.

IV.	Business combinations
The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant, and equipment, and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities in the purchase price allocation, and any resulting gain or goodwill. Future net earnings can be affected as a result of changes in future depletion, depreciation and accretion, and asset impairments.

5.	NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED
The following pronouncements from the International Accounting Standards Board (“IASB”) are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:
IFRS 9 - “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. This standard is effective for annual periods beginning on or after January 1, 2018 with different transitional arrangements depending on the date of initial application.
The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. The approach is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. For financial liabilities, IFRS 9 retains most of the requirements of IAS 39; however, where the fair value option is applied to financial liabilities, any change in fair value resulting from an entity's own credit risk is recorded in other comprehensive income rather than the statement of income. Bellatrix has determined the adoption of IFRS 9 will not result in any material changes to the classification of financial assets and liabilities or to the measurement and carrying values of the Company's financial instruments.
In addition, IFRS 9 introduces a new expected credit loss model for calculating impairment of financial assets, replacing the incurred loss impairment model required by IAS 39. Bellatrix has determined that the new impairment model will not result in material changes to the valuation of its financial assets on the adoption of IFRS 9. Bellatrix does not currently apply hedge accounting to its financial instrument contacts and does not currently intend to apply hedge accounting to any of its derivative contracts upon adoption of IFRS 9.
IFRS 15 - “Revenue from Contracts with Customers”, provides a five-step model to be applied to all revenue contracts with customers. The standard specifies when an entity will recognize revenue and provides guidance regarding disclosures relating to revenue

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recognition. IFRS 15 is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018.
Bellatrix intends to adopt IFRS 15 using a modified transition approach on January 1, 2018. The Company has completed reviewing its various revenue streams and underlying contracts with customers. It has been concluded the adoption of IFRS 15 will not have a material impact on Bellatrix's net income and financial position. However, Bellatrix will expand the disclosures in the notes to its financial statements as prescribed by IFRS 15, including disclosing the Company's disaggregated revenue streams by product type.
IFRS 16 - "Leases”, replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. All contracts that meet the definition of a lease under IFRS 16, including those presently accounted for as operating leases, will be recorded on the balance sheet. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. The extent of the impact of the adoption of IFRS 16 has not yet been determined.

6.	EXPLORATION AND EVALUATION ASSETS

($000s)
Cost
Balance, December 31, 2015	$87,919
Additions	2,349
Dispositions	(31,176)
Transfer to oil and natural gas properties	(29,846)
Balance, December 31, 2016	29,246
Additions	1,664
Dispositions	(7,843)
Transfer to oil and natural gas properties	(336)
Balance, December 31, 2017	$22,731
Exploration and evaluation ("E&E") assets consist of Bellatrix's exploration projects which are pending the determination of proved or probable reserves and production.

7.PROPERTY, PLANT AND EQUIPMENT

($000s)	Oil and Natural Gas Properties	Operated Facilities	Office Furniture and Equipment	Total
Cost
Balance, December 31, 2015	$2,565,698	$105,035	$26,190	$2,696,923
Additions	61,002	9,590	230	70,822
Acquisition	29,735	—	—	29,735
Transfer from exploration and evaluation assets	29,846	—	—	29,846
Joint venture wells	6,687	—	—	6,687
Disposals	(658,014)	(58,565)	—	(716,579)
Balance, December 31, 2016	2,034,954	56,060	26,420	2,117,434
Additions	111,485	12,058	1,888	125,431
Transfer from exploration and evaluation assets	336	—	—	336
Disposals	(298,102)	—	—	(298,102)
Balance, December 31, 2017	$1,848,673	$68,118	$28,308	$1,945,099

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($000s)	Oil and Natural Gas Properties	Operated Facilities	Office Furniture and Equipment	Total
Accumulated depletion, depreciation and impairment losses
Balance, December 31, 2015	$1,211,214	$1,829	$9,031	$1,222,074
Charge for the year	131,468	1,862	3,188	136,518
Disposals	(272,026)	(1,704)	—	(273,730)
Impairment (reversal)	(264,000)	—	—	(264,000)
Balance, December 31, 2016	806,656	1,987	12,219	820,862
Charge for the year	116,693	1,122	2,837	120,652
Disposals	(196,955)	—	—	(196,955)
Impairment	$13,150	$—	$—	$13,150
Balance, December 31, 2017	$739,544	$3,109	$15,056	$757,709

Carrying amounts
Balance, December 31, 2016	$1,228,298	$54,073	$14,201	$1,296,572
Balance, December 31, 2017	$1,109,129	$65,009	$13,252	$1,187,390
Bellatrix has included $832 million (2016: $950 million) for future development costs and excluded $46.6 million (2016: $46.0 million) for estimated salvage from the depletion and depreciation calculation for the three months ended December 31, 2017. Operated facilities include capital associated with Phase 1 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”), as well as capital associated with Phase 2 and related infrastructure. Costs of facilities under construction of $39.7 million related to Phase 2 of the Alder Flats Plant as at December 31, 2017 were excluded from depreciation calculations.
Dispositions
During the third quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the West Pembina area of Alberta for gross proceeds of $16.0 million, effective July 1, 2017. Bellatrix recorded a loss of $18.6 million on the sale.
During the second quarter of 2017, Bellatrix completed the sale of certain non-core oil and gas properties in the Strachan area of Alberta for gross proceeds of $34.5 million, effective April 1, 2017. Bellatrix recorded a loss of $37.0 million on the sale. Additionally, in the second quarter, Bellatrix transferred certain production facilities and infrastructure to a third party midstream company in exchange for proceeds of $20 million. Under the terms of the agreement, Bellatrix will have exclusive access to, and operatorship of, the infrastructure. Bellatrix recorded a deferred capital obligation of $20 million in the second quarter of 2017 for the production facilities. Work on the production facilities was completed in the fourth quarter of 2017 resulting in a deferred capital obligation of nil as at December 31, 2017.
During the second quarter of 2016, Bellatrix sold certain production facilities to a third party midstream company for proceeds of $75 million effective May 3, 2016. Pursuant to the agreement, Bellatrix maintains operatorship and preferential access to the facilities for its operated production volumes and will pay an annual rental fee over the eight years duration of the agreement. In addition, Bellatrix retains, at its sole discretion, the option to repurchase the facilities at any time during the agreement period. Payments for use of the facilities are treated as an operating lease and included in Bellatrix’s corporate commitments.
During the third quarter of 2016, Bellatrix completed a $112.5 million disposition of a 35% working interest in the Alder Flats Plant (“Alder Flats Plant Sale”) to Keyera Partnership ("Keyera"). As part of the transaction, Bellatrix and Keyera entered into a midstream services and governance agreement pursuant to which Bellatrix will have exclusive access to the purchased capacity (approximately 80.5 MMcf/d post commissioning of Phase 2) for a term of 10 years, and will remain the operator of the Alder Flats Plant.  In exchange for granting exclusive access to the purchased capacity during the term, Keyera will be entitled to receive, on an annual basis, a guaranteed fee calculated with reference to the capital fees that Keyera will otherwise receive in accordance with the terms of the construction, ownership and operation agreement governing the Alder Flats Plant. Following completion of the transaction, Bellatrix retains a 25% interest in the Alder Flats Plant, and has the option to reacquire a 5% interest in the Alder Flats Plant near the end of the final year of the agreement at a cost of $8 million.
Bellatrix recorded a gain on disposition of $9.8 million in relation to the Company’s disposed working interest in Phase 1 of the Alder Flats Plant and a deferred gain of $10.7 million related to the prepayment for the working interest in Phase 2 of the Alder Flats Plant which is currently under construction. Bellatrix recorded a deferred capital obligation for the remaining Phase 2 costs to be incurred to construct and commission Phase 2, related to Keyera’s 35% working interest, and a deferred financing obligation. At December 31, 2017, the balances of these obligations are $4.8 million and $1.5 million, respectively and work on the Alder Flats Plant is expected to be completed in the second quarter of 2018.

Bellatrix Exploration Ltd.	17

During the fourth quarter of 2016, Bellatrix completed two asset dispositions. Firstly, Bellatrix completed the Pembina property sale for total consideration of $47 million, consisting of approximately $42 million in cash and 2,171,667 common shares of the purchaser with a fair value of $5 million at the time of sale. Bellatrix recorded a loss of $26.2 million on the disposition. Secondly, Bellatrix completed the Harmattan property sale for total consideration of $80 million including net cash proceeds of approximately $65 million, and a $15 million loan receivable bearing interest at 10%. Bellatrix recorded a loss of $147.7 million on the disposition. The net cash proceeds from the Pembina and the Harmattan property sales were used to reduce the Company's outstanding Credit Facilities.
For the year ended December 31, 2016, the Company recognized total net gains on disposition of $6.7 million, relating to gains on wells drilled under a joint venture agreement that was terminated in December 2016.
For the year ended December 31, 2017, the Company capitalized $7.6 million (2016: $7.0 million) of general and administrative expenses and $0.8 million (2016: $1.4 million) of share-based compensation costs directly related to exploration and development activities.
Business Combination
Bellatrix completed a property acquisition of complementary assets within its core Ferrier area for total consideration of $29.2 million in June 2016, paid through the issuance of 4,109,515 common shares of Bellatrix. Bellatrix assessed the property acquisition and determined it to constitute a business combination under IFRS. The acquired assets consisted of $29.7 million of oil and natural gas properties, the value of which was determined using observable market metrics in addition to $0.5 million of decommissioning liabilities assumed as a result of the acquisition.
Impairment Loss (Reversal)
Bellatrix performed an assessment of possible indicators of impairment or impairment reversal on all of the Company’s CGUs. At December 31, 2017, impairment indicators were identified for the Company’s non-core North Alberta CGU and non-core South Alberta CGU, primarily as a result of a lack of active development plans in the CGUs. No impairment indicators were identified in the Company’s core Central Alberta CGU in 2017.
For the year ended December 31, 2017, a non-cash impairment loss of $12.2 million was recognized in the Company’s non-core North Alberta CGU. The estimated recoverable amount of the North Alberta CGU as at December 31, 2017 was $5.3 million. A non-cash impairment loss of $1.0 million was recognized in the Company’s non-core South Alberta CGU. The estimated recoverable amount of the South Alberta CGU was $1.4 million.
The recoverable amount of the North Alberta and South Alberta CGUs as at December 31, 2017 was determined using a VIU approach, as Bellatrix determined that VIU was greater than FVLCS. VIU was calculated as the net present value of the before-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by Bellatrix’s independent reserve evaluator at December 31, 2017, adjusted for the net present value of the before-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves.
The VIU of each CGU was based on before-tax discount rates ranging from 15-20% and the following forward commodity price estimates:

Year	Edmonton Crude Ref Oil ($/bbl) (1)	AECO Natural Gas ($/MMBtu) (1)	Butane ($/bbl) (1)	Propane ($/bbl) (1)	Condensate ($/bbl) (1)	CDN$/US$ Exchange Rates(1)
2018	71.36	2.52	51.38	35.68	74.93	1.27
2019	73.44	2.93	52.88	36.72	77.12	1.25
2020	75.47	3.22	54.34	35.85	79.25	1.23
2021	80.49	3.51	57.96	36.22	84.52	1.22
2022	82.38	3.75	59.31	37.07	86.50	1.20
2023	84.22	3.85	60.64	37.90	88.43	1.19
2024	86.01	3.95	61.93	38.70	90.31	1.18
2025	88.85	4.11	63.97	39.98	93.29	1.18
2026	90.62	4.27	65.25	40.78	95.15	1.18
2027	92.43	4.35	66.55	41.60	97.06	1.18
Thereafter	+2% per year	+2% per year	+2% per year	+2% per year	+2% per year	1.18
(1) The InSite price forecasts, effective January 1, 2018.

Bellatrix Exploration Ltd.	18

A 1% increase to the discount rates applied in the impairment calculation for the North Alberta CGU and South Alberta CGU would result in an increase in impairment loss of approximately $0.3 million and $0.1 million, respectively for the year ended December 31, 2017, whereas a 1% decrease to the discount rates applied would result in a corresponding decrease to the impairment loss recognized.
At December 31, 2016, impairments reversal indicators were identified for the Company's core Central Alberta CGU, primarily as a result of a significant increase in the reserves evaluation due to a combination of actual well performance exceeding previous estimates resulting in strong positive technical revisions and infill drilling additions in 2016. Impairment indicators were identified for the Company's non-core South Central CGU given the Company was no longer focused on actively developing these assets. The South Central CGU assets were subsequently sold in the second quarter of 2017.
For the year ended December 31, 2016, a non-cash impairment reversal of $307.0 million was recognized in the Company’s core Central Alberta CGU, representing the maximum amount of impairment reversal able to be taken based on prior impairment loss less depletion and dispositions. The estimated recoverable amount of the Central Alberta CGU as at December 31, 2016 was $1.3 billion. A non-cash impairment loss of $43 million was recognized in the Company's non-core South Central CGU. The estimated recoverable amount of the South Central CGU was $64 million. No impairment was recognized in the Company's non-core North Alberta and South Alberta CGUs in 2016. The VIU determination of estimated recoverable amounts of each CGU was based on before-tax discount rates ranging from 10-20% and the following forward commodity price estimates:

Year	Edmonton Crude Ref Oil ($/bbl) (1)	AECO Gas ($/MMBtu) (1)	Butane ($/bbl) (1)	Propane ($/bbl) (1)	Condensate ($/bbl) (1)	CDN$/US$ Exchange Rates(1)
2017	68.33	3.47	47.83	23.92	75.17	1.33
2018	72.32	3.42	52.07	25.31	79.55	1.29
2019	76.05	3.59	54.75	26.62	83.65	1.25
2020	79.54	3.93	57.27	27.84	87.50	1.21
2021	82.82	4.01	59.63	28.99	91.11	1.18
2022	88.60	4.17	63.79	31.01	97.46	1.18
2023	90.37	4.27	65.07	31.63	99.41	1.18
2024	92.18	4.43	66.37	32.26	101.39	1.18
2025	94.02	4.52	67.69	32.91	103.42	1.18
2026	95.90	4.61	69.05	33.57	105.49	1.18
Thereafter	+2% per year	+2% per year	+2% per year	+2% per year	+2% per year	1.18
(1) The InSite price forecasts, effective January 1, 2017.

8.	DEBT

($000s)	2017	2016
Credit Facilities - current	$—	$19,143
Credit Facilities - non-current	52,066	—
Convertible Debentures (liability component)	39,426	37,420
Senior Notes (due on May 15, 2020)	305,409	324,691
Debt	$396,901	$381,254
Credit Facilities
At December 31, 2017, the Company had $52.1 million outstanding under its $120 million syndicated revolving credit facilities (the “Credit Facilities”) at a weighted average interest rate of 4.45%. In addition, total outstanding letters of credit were $13 million.The Credit Facilities are available on an extendible revolving term basis and consist of a $25 million operating facility and a $95 million syndicated facility. The Credit Facilities have an initial term of one year and are extendible annually at the option of the Company, subject to lender approval, with a one year term-out period if not renewed. Availability under the Credit Facilities is subject to a borrowing base test, which is subject to redetermination in May and November of each year. The Credit Facilities mature on May 31, 2019, if not renewed. The Company completed its most recent semi-annual borrowing base redetermination in November 2017.
For the year ended December 31, 2017, the amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 1.00% to 3.50%, depending

Bellatrix Exploration Ltd.	19

on the type of borrowing and the Company’s Senior Debt to Bank EBITDA ratio (defined below). A standby fee is charged between 0.50% and 0.875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to Bank EBITDA ratio (defined below). The Credit Facilities are secured by a $1.0 billion debenture containing a first ranking charge and security interest. The Company has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.
Convertible Debentures
At December 31, 2017 Bellatrix had outstanding $50 million of 6.75% convertible unsecured subordinated debentures (the “Convertible Debentures”). The Convertible Debentures are governed by the terms of an indenture dated August 9, 2016 between the Company and Computershare Trust Company of Canada (the “Debenture Indenture”). The Convertible Debentures bear interest at a rate of 6.75% per annum, payable semiannually in arrears on September 30 and March 31 of each year. The maturity date of the Convertible Debentures is September 30, 2021 (the “Debenture Maturity Date”). Each $1,000 principal amount of Convertible Debenture is convertible at the option of the holder into approximately 123.4568 common shares of Bellatrix (representing a conversion price of $8.10) on the earlier of: (i) the last business day prior to the Debenture Maturity Date, (ii) the last business day immediately preceding any Redemption Date (as defined in the Debenture Indenture), and (iii) if called for repurchase pursuant to a mandatory repurchase as a result of a Change of Control (as defined in the Debenture Indenture) on the last business day preceding the date of payment. The Convertible Debentures are not redeemable prior to September 30, 2019, except in limited circumstances following a Change of Control. On and after September 30, 2019 and up to and including September 30, 2020, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days and not less than 30 days prior written notice, at a price equal to their principal amount plus accrued and unpaid interest, provided that the volume weighted average trading price of the common shares on the TSX for the 20 consecutive trading days preceding the date on which the notice of redemption is given is not less than 125% of the conversion price. On or after September 30, 2020 and prior to the Debenture Maturity Date, the Convertible Debentures may be redeemed in whole or in part from time to time at the Company’s option, on not more than 60 days prior to the date fixed for redemption, at a price equal to their principal amount plus accrued and unpaid interest. The Convertible Debentures are direct, subordinated unsecured obligations of the Company, subordinated to the Credit Facilities, the Senior Notes and any other senior indebtedness.
On a redemption date or on the Debenture Maturity Date, as applicable, subject to required regulatory approvals and provided that no Event of Default (as defined in the Debenture Indenture) has occurred and is continuing, Bellatrix may, at its option, on not more than 60 days and not less than 40 days prior notice, elect to satisfy its obligation to repay, in whole or in part, the principal amount of the Convertible Debentures which are to be redeemed, or which will mature, by issuing and delivering freely tradable common shares of the Company to the holders of the Convertible Debentures. Payment for such Convertible Debentures, subject to the election, would be satisfied by delivering that number of common shares obtained by dividing the principal amount of the Convertible Debentures subject to the election which are to be redeemed, or which will mature, by 95% of the current market price of the common shares on such redemption date or Debenture Maturity Date, as applicable. Any accrued and unpaid interest will be paid in cash.

($000s)	Liability Component	Equity Component
Balance, December 31, 2015	$—	$—
Issuance of Convertible Debentures	$38,540	$11,460
Issue costs	$(1,842)	$(548)
Deferred income tax liability	$—	$(3,094)
Effective interest on Convertible Debentures	$722	$—
Balance, December 31, 2016	$37,420	$7,818
Effective interest on Convertible Debentures	2,006	—
Balance, December 31, 2017	$39,426	$7,818
Senior Notes
At December 31, 2017, the Company had outstanding US$250 million of 8.50% senior unsecured notes due May 15, 2020 (the “Senior Notes”). The Senior Notes are governed by the terms of an indenture dated May 21, 2015 between the Company and U.S. National Bank Association (the "Note Indenture"). Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): May 15, 2017 to May 14, 2018 at 104.250%, May 15, 2018 to May 14, 2019 at 102.125%, May 15, 2019 and thereafter at 100.000%. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

Bellatrix Exploration Ltd.	20

($000s)	Amount
Balance, December 31, 2015	$332,024
Unrealized foreign exchange gain(1) (2)	(9,879)
Amortization of discount and debt issue costs	2,601
324,746
Debt issue costs	(55)
Balance, December 31, 2016	$324,691
Unrealized foreign exchange gain (3) (4)	(22,079)
Amortization of discount and debt issue costs	2,797
Balance, December 31, 2017	$305,409
(1) Exchange rate (CDN$/US$1.00) at December 31, 2016 was 1.3427.
(2) Amount does not include unrealized loss on foreign exchange contracts of $2.0 million.
(3) Exchange rate (CDN$/US$1.00) at December 31, 2017 was 1.2518.
(4) Amount does not include unrealized loss on foreign exchange contracts of $3.9 million.
Covenants
At December 31, 2017, the Credit Facilities contain a single financial covenant, which requires that the Company will not permit its ratio of outstanding Senior Debt to earnings before interest, taxes, depletion, depreciation and amortization (“Bank EBITDA”), as defined by the terms of the agreement governing the Credit Facilities (“Credit Agreement”) and adjusted for non-cash charges, for a trailing twelve month period to exceed a specified amount (the “Senior Debt Covenant”). Specifically, the Senior Debt Covenant requires that the Company maintain a Senior Debt to Bank EBITDA ratio of not more than 3.0 times (prior to the second quarter of 2017, the maximum Senior Debt to Bank EBITDA ratio was 3.5 times). The Company is in compliance with the covenant at December 31, 2017 as shown below.

	Covenant as at		Position at
	December 31, 2017		December 31, 2017
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt (1) to Bank EBITDA (2) for the last four fiscal quarters	3.00	x	1.22	x
(1) “Senior Debt” is defined as Consolidated Total Debt, including outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred financing obligations, deferred capital obligations and net working capital deficiency. Excluded from the calculation is any unsecured or subordinated debt (Senior Notes and Convertible Debentures (liability component)), decommissioning liabilities, deferred gain and deferred tax liability. “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, Credit Facilities, finance lease obligations, deferred lease inducements, deferred capital obligations, deferred financing obligations and net working capital deficiency (excess), calculated as working capital deficiency excluding current risk management contract assets and liabilities and current portion of decommissioning liability. Senior Debt at December 31, 2017 was $104.0 million.
(2) “Bank EBITDA” refers to earnings before interest, taxes, depletion, depreciation, amortization and other non-cash charges. Bank EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. Bank EBITDA for the trailing twelve months ended December 31, 2017 was $85.1 million.

The Senior Notes do not contain any maintenance financial covenants, but do contain covenants limiting the Company’s ability to incur additional indebtedness, including borrowings under the Credit Facilities, unless one of two alternative tests are satisfied. The first test applies to all future indebtedness and requires that, after giving effect to the incurrence of additional indebtedness, the Company’s fixed charge coverage ratio (which is the ratio of cash flow to fixed charges (both as defined in the Note Indenture) over the trailing four fiscal quarters) will be at least 2.25 to 1.0.
The second test allows the Company to incur additional indebtedness, irrespective of the fixed charge coverage ratio test, as long as the additional indebtedness is incurred under bank facilities (as defined in the Note Indenture, and which includes the Credit Facilities) and generally, the amount thereof is not more than, subject to certain exceptions, the greater of (i) $675 million, and (ii) 35% of adjusted consolidated net tangible assets, or ACNTA, plus $150 million. ACNTA is defined in the Note Indenture and is determined primarily by the value of discounted future net revenues from proved oil and natural gas reserves plus the capitalized cost attributable to the Company’s unevaluated properties. As a result, the Company can currently incur up to $675 million under bank facilities (which include the Credit Facilities) subject to the maximum borrowing base of the Credit Facilities, without reference to limitations that would otherwise apply due to the fixed charge coverage ratio test.

Bellatrix Exploration Ltd.	21

	Covenant as at		Position at
	December 31, 2017		December 31, 2017
Senior Notes – Incurrence Test	Minimum Ratio
Fixed charge coverage (1)	2.25	x	2.12	x
(1) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the Note Indenture, fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month cash flow (as defined in the Note Indenture, cash flow includes the net profit (loss) and adds back provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). For the trailing twelve months ended December 31, 2017, fixed charges were $36.6 million and cash flow was $77.8 million.
As at December 31, 2017, the Company has the ability to offer to sell up to an additional $470.8 million in securities under its $500 million Shelf Prospectus, which expires on June 30, 2018.
9. DECOMMISSIONING LIABILITIES
The Company’s decommissioning liabilities result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. At December 31, 2017, the Company estimated the total undiscounted amount of cash flows required to settle its decommissioning liabilities to be approximately $94.6 million (2016: $97.9 million) which will be incurred between 2018 and 2066. A risk-free rate between 1.66% and 2.20% (2016: 0.83% and 2.34%) and an inflation rate of 2.0% (2016: 2.0%) were used to calculate the fair value of the decommissioning liabilities as at December 31, 2017.

($000s)	2017	2016
Balance, beginning of year	$62,844	$96,423
Incurred on development activities	1,501	911
Acquired through business combinations	—	552
Revisions on estimates	3,210	(2,292)
Decommissioning costs incurred	(2,758)	(2,927)
Reversed on dispositions	(5,473)	(31,536)
Accretion expense	1,287	1,713
Balance, end of year	$60,611	$62,844
The $3.2 million increase in decommissioning liabilities between December 31, 2017 and December 31, 2016 resulting from revisions on estimates were primarily due to decreased market interest rates which decreases the discount rates applied to the valuation of the liabilities. In addition, changes to estimates also resulted from the revisions to timing and amounts of future decommissioning cash flows for certain wells and facilities made to better reflect anticipated abandonment timelines and future cash outlays.

10.	OTHER DEFERRED LIABILITIES

($000s)	Finance lease obligation	Deferred lease inducements	Deferred financing obligations(1)	Deferred gain(1)	Deferred Capital Obligation(1)	Total
Balance, December 31, 2016	$8,429	$2,387	$7,525	$10,706	$21,890	$50,937
Deferred lease inducements	—	(366)	—	—	—	(366)
Payments on finance lease	(1,538)	—	—	—	—	(1,538)
Drawdown deferred financing obligations	—	—	(6,020)	—	—	(6,020)
Drawdown deferred capital obligations	—	—	—	—	(14,693)	(14,693)
Change in estimate	$—	$—	$—	$2,314	$(2,442)	$(128)
Balance, December 31, 2017	$6,891	$2,021	$1,505	$13,020	$4,755	$28,192

Current portion of other deferred liabilities	$1,170	$340	$1,505	$13,020	$4,755	$20,790
Long term portion of other deferred liabilities	$5,721	$1,681	$—	$—	$—	$7,402
(1) Pursuant to the Alder Flats Plant Sale Bellatrix recognized a deferred capital obligation, deferred gain and a deferred financing obligation as part of the disposition (refer to note 7).

Bellatrix Exploration Ltd.	22

Finance Lease Obligations
Finance leases are for the use of certain constructed facilities. The agreements expire in years 2030 to 2032, or earlier if certain circumstances are met. At the end of the term of each agreement, the ownership of the facilities is transferred to the Company. Assets under these finance leases at December 31, 2017 totaled $15.3 million (2016: $15.3 million) with accumulated depreciation of $4.4 million (2016: $3.7 million).
The following is a schedule of future minimum lease payments under the finance lease obligations:

Year ending December 31,	($000s)
2018	$2,138
2019	1,317
2020	1,240
2021	1,164
2022	1,088
Thereafter	6,525
Total lease payments	13,472
Amount representing implicit interest at 15.28%	(6,581)
Total lease obligation at December 31, 2017	$6,891

11.	SHAREHOLDERS’ CAPITAL
Effective July 1, 2017, the Company consolidated its common shares on the basis of 1 new common share for every 5 old common shares outstanding. All figures in the financial statements have been adjusted to reflect the 5:1 consolidation. The number of outstanding share options, Deferred Share Units, Restricted Awards and Performance Awards have also been adjusted proportionately. The corresponding exercise prices have increased by the same ratio. The conversion price and ratio on the Convertible Debentures have also been adjusted proportionately.
Bellatrix is authorized to issue an unlimited number of common shares and 95,978,621 preferred shares. At December 31, 2017, no preferred shares have been issued. All shares issued are fully paid and have no par value. The common shareholders are entitled to dividends as may be declared by the Board of Directors from time to time; no dividends were declared by the Board of Directors during the years ended December 31, 2017 or 2016.

	2017		2016
	Number	Amount ($000s)	Number	Amount ($000s)
Common shares, opening balance	49,317,166	$1,068,084	38,392,782	$1,000,100
Shares issued on settlement of share-based compensation	60,860	289	55,953	285
Share issue costs on property acquisition, net of tax effect	—	—	—	(98)
Issued for cash on equity issue (1)	—	—	6,758,916	40,400
Share issue costs on equity issue, net of tax effect	—	4	—	(1,781)
Shares issued for property acquisition	—	—	4,109,515	29,178
Balance, end of year	49,378,026	$1,068,377	49,317,166	$1,068,084
(1) In August 2016, Bellatrix issued 5,000,000 subscription receipts at a price of $6.00 per subscription receipt for total gross proceeds of $30 million. Proceeds were used to reduce indebtedness under the Company’s credit facilities. Additionally, in October 2016, Bellatrix issued 1,694,915 common shares on a “flow-through” basis in respect of Canadian Development Expenses (“CDE”) at a price of $5.90 per share resulting in gross proceeds of $10 million.

Bellatrix Exploration Ltd.	23

12.	SHARE-BASED COMPENSATION PLANS
The following tables provide a summary of the Company’s share-based compensation expense (recovery) for the years ended December 31, 2017 and December 31, 2016:

($000s)	2017	2016
Share options expense	$1,074	$2,565
Deferred share units expense (recovery)	(583)	834
Restricted awards expense (recovery)	178	241
Performance awards expense (recovery)	(137)	144
Share-based compensation expense included in general and administrative expense	$532	$3,784
Share-based compensation expense included in operating expense	$167	$152
Total share-based compensation expense	$699	$3,936
The following tables provide a summary of the Company’s share options expense for the years ended December 31, 2017 and December 31, 2016:

($000s)	2017	2016
Share options expense	$1,074	$2,565
Share options expense capitalized	600	1,147
Gross share option expense	$1,674	$3,712
The following table provides a summary of the Company’s share-based compensation liability balances within accounts payable and accrued liabilities:

($000s)	Deferred Share Units	Restricted Awards	Performance Awards	Total
Liability balance, December 31, 2017	$1,212	$754	$457	$2,423
Liability balance, December 31, 2016	$2,360	$1,038	$751	$4,149

a.	Share Option Plan
Bellatrix has a share option plan whereby the Company may grant share options to its officers, employees, consultants, and other service providers. Under this plan, the exercise price of each share option is not less than the volume weighted average trading price of the Company’s share price for the five trading days immediately preceding the date of grant. The maximum term of an option grant is five years. Option grants are non-transferable or assignable except in accordance with the share option plan and the holding of share options shall not entitle a holder to any rights as a shareholder of Bellatrix. Share options, entitling the holder to purchase common shares of the Company, have been granted to officers, employees, consultants, and other service providers of Bellatrix. One third of the initial grant of share options normally vests on each of the first, second, and third anniversary from the date of grant.

Bellatrix Exploration Ltd.	24

The fair values of all share options granted are estimated on the date of grant using the Black-Scholes option-pricing model. The weighted average fair market value of share options granted during the years ended December 31, 2017 and 2016, and the weighted average assumptions used in their determination are as noted below:

	2017	2016
Inputs:
Share price	$4.27	$5.10
Exercise price	$4.55	$5.10
Risk free interest rate (%)	0.9	0.6
Option life (years)	2.8	2.8
Option volatility (%)	71	73
Results:
Weighted average fair value of each share option granted	$1.87	$2.35
Bellatrix calculates volatility based on historical share price. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% (2016: 3% to 10%) for stock options that will not vest, and adjusts for actual forfeitures as they occur.
The following tables summarize information regarding Bellatrix’s Share Option Plan:

Share Options Continuity
	Weighted Average Exercise Price	Number
Balance, December 31, 2015	$28.45	2,569,273
Granted	$5.10	581,820
Forfeited	$30.43	(287,735)
Expired	$26.03	(290,334)
Balance, December 31, 2016	$23.22	2,573,024
Granted	$4.55	185,000
Forfeited	$35.10	(877,956)
Expired	$17.12	(257,936)
Balance, December 31, 2017	$15.62	1,622,132
As of December 31, 2017, a total of 4,937,803 common shares were reserved for issuance on exercise of share options, leaving an additional 3,315,671 available for future share option grants.
Share Options Outstanding, December 31, 2017

			Outstanding			Exercisable
Exercise Price			At December 31, 2017	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	At December 31, 2017	Weighted Average Exercise Price
$3.85	-	$4.47	125,000	$3.85	4.5	—	—
$4.48	-	$5.55	494,832	$5.10	3.6	234,944	$5.10
$5.56	-	$18.70	76,400	$7.78	3.9	10,928	$14.30
$18.71	-	$19.52	624,000	$18.75	2.4	469,327	$18.75
$19.53	-	$27.48	118,600	$20.30	1.9	118,600	$20.30
$27.49	-	$37.95	67,800	$36.66	0.9	67,800	$36.66
$37.96	-	$45.78	26,700	$39.01	1.0	26,700	$39.01
$45.79	-	$50.20	88,800	$46.28	1.5	88,800	$46.28
$3.85	-	$50.20	1,622,132	$15.62	2.8	1,017,099	$19.86

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b.	Deferred Share Unit Plan
Under Bellatrix’s Deferred Share Unit Plan, the Company may grant to non-employee directors, deferred share units (“DSUs”). Each DSU is a right to receive, on a deferred payment basis, a cash payment equivalent to the volume weighted average trading price of the Company’s common shares for the five trading days immediately preceding the redemption date of such DSU. Participants of the DSU Plan may also elect to receive their annual remuneration in the form of DSUs. Subject to TSX and shareholder approval, Bellatrix may elect to deliver common shares from treasury in satisfaction, in whole or in part, of any payment to be made upon the redemption of the DSUs. The DSUs vest immediately and must be redeemed by December 1st of the calendar year immediately following the year in which the participant ceases to hold all positions with Bellatrix or earlier if the participant elects to have the DSUs redeemed at an earlier date (provided that the DSUs may not be redeemed prior to the date that the participant ceases to hold all positions with Bellatrix).

DSU Continuity
Number
Balance, December 31, 2015	202,927
Granted	184,823
Exercised	(10,083)
Balance, December 31, 2016	377,667
Granted	260,381
Exercised	(120,150)
Balance, December 31, 2017	517,898

c.	Award Plan
Bellatrix has an Award Incentive Plan (“Award Plan”) where the Company may grant Restricted Awards (“RAs”) and Performance Awards (“PAs”) to officers, employees, and other service providers. During 2016, the shareholders and the TSX approved the issuance of common shares on settlement of RAs and PAs under the Award Plan. As a result, awards under the Award Plan may be settled in cash, in common shares of the Company, or a combination thereof. In the case of PAs, settlement is subject to a “payout multiplier” (the payout multiplier shall be based on such corporate performance measures as determined by the Board of Directors (or the Compensation Committee) of the Company) and may range between zero and two times.
RAs granted to employees vest in equal annual amounts over the course of three years. Each RA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date. Unvested RAs are forfeited at the time the holder’s employment with the Company ends, except on death in which case they vest immediately. Bellatrix incorporates an estimated forfeiture rate between 3% and 10% for RAs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding RAs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding period end.

RA Continuity
Number of RAs
Balance, December 31, 2015	318,762
Granted	284,771
Exercised	(113,457)
Forfeited	(63,681)
Balance, December 31, 2016	426,395
Granted	652,740
Exercised	(175,833)
Forfeited	(79,815)
Balance, December 31, 2017	823,487
PAs vest on the third anniversary date of their issuance. Each PA entitles its holder to receive a cash payment equal to the weighted average trading price of the Company’s shares trading on the TSX for the five trading days preceding its vesting date, multiplied by a payout multiplier determined by the Company’s Board of Directors based on determined corporate performance measures. Unvested PAs are forfeited at the time the holder’s employment with the Company ends. Bellatrix incorporates an estimated forfeiture

Bellatrix Exploration Ltd.	26

rate of 5% for PAs that will not vest, and adjusts for actual forfeitures as they occur. Outstanding PAs are revalued at each financial reporting date to their fair market value at that time, determined by the weighted average trading price of the Company’s shares on the TSX for the 5 trading days preceding period end.

PA Continuity
Number of PAs
Balance, December 31, 2015	249,240
Granted	145,085
Exercised	(70,430)
Forfeited	(20,560)
Balance, December 31, 2016	303,335
Granted	370,000
Exercised	(61,920)
Forfeited	(38,360)
Balance, December 31, 2017	573,055

13.	INCOME TAXES
Bellatrix is a corporation as defined under the Income Tax Act (Canada) and is subject to Canadian federal and provincial taxes. Bellatrix is subject to provincial taxes in Alberta, British Columbia, and Saskatchewan as the Company operates in those jurisdictions.
Deferred taxes reflect the tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts reported for tax purposes. As at December 31, 2017, Bellatrix had approximately $1.35 billion in tax pools available for deduction against future income. Included in this tax basis are estimated non-capital loss carry forwards of approximately $144.1 million that expire in years through 2033.
The provision for income taxes differs from the expected amount calculated by applying the combined 2017 federal and provincial corporate income tax rate of 27.0% (2016: 27.0%) to net profit (loss) before taxes. This difference results from the following items:

($000s)	2017	2016
Expected income tax expense (recovery)	$(20,506)	$(9,052)
Change in unrecognized deferred tax asset	44,114	—
Unrealized foreign exchange (gain) loss	(4,947)	(1,938)
Share based compensation expense	610	856
Flow through share issuance	108	2,700
Other	(3,964)	576
Deferred tax expense (recovery)	$15,415	$(6,858)

Bellatrix Exploration Ltd.	27

The components of the net deferred tax asset at December 31, 2017 are as follows:

($000s)	2017	2016
Deferred tax liabilities:
Property, plant and equipment and exploration and evaluation assets	$(6,845)	$(12,555)
Risk management contract asset	(8,943)	—
Convertible Debentures	(2,616)	(3,028)
Deferred tax assets:
Senior Notes	756	418
Finance lease obligation	1,860	2,276
Deferred capital obligation	—	5,910
Deferred financing obligation	406	2,032
Deferred gain on sale	3,515	2,890
Risk management contract liability	1,206	4,477
Decommissioning liabilities	16,365	16,967
Share issue costs	840	1,950
Non-capital losses	40,850	40,830
Other	904	1,546
Deferred tax asset (liability)	$48,298	$63,713
The Company recognized a net deferred tax asset based on the independently evaluated reserve report as cash flows are expected to be sufficient to realize the deferred tax asset. The Company has not recognized a deferred tax asset for the deductible temporary difference associated with $163.4 million (2016: nil) of Canadian resource pools that are restricted through successor rules and $5.2 million (2016: $14.6 million) of unrealized allowable capital losses on marketable securities and USD denominated Senior Notes.A continuity of the net deferred income tax asset (liability) for 2017 and 2016 is provided below:

($000s)	Balance, January 1, 2017	Recognized in profit (loss)	Recognized in equity	Balance, December 31, 2017
Property, plant and equipment and exploration and evaluation assets	$(12,555)	$5,710	$—	$(6,845)
Decommissioning liabilities	16,967	(602)	—	16,365
Risk management contract asset	—	(8,943)	—	(8,943)
Risk management contract liability	4,477	(3,271)	—	1,206
Share issue costs	1,950	(1,110)	—	840
Non-capital losses	38,895	20	—	38,915
Finance lease obligation	2,276	(416)	—	1,860
Deferred capital obligation	5,910	(5,910)	—	—
Deferred financing obligation	2,032	(1,626)	—	406
Deferred gain on sale	2,890	625	—	3,515
Alberta non-capital losses greater than Federal non-capital losses	1,935	—	—	1,935
Senior Notes	418	338	—	756
Convertible Debentures	(3,028)	412	—	(2,616)
Other	1,546	(642)	—	904
Total	$63,713	$(15,415)	$—	$48,298

Bellatrix Exploration Ltd.	28

($000s)	Balance, January 1, 2016	Recognized in profit (loss)	Recognized in equity	Balance, December 31, 2016
Property, plant and equipment and exploration and evaluation assets	$(12,142)	$(413)	$—	$(12,555)
Decommissioning liabilities	26,034	(9,067)	—	16,967
Risk management contract asset	(3,600)	3,600	—	—
Risk management contract liability	105	4,372	—	4,477
Share issue costs	2,520	(1,264)	694	1,950
Non-capital losses	40,766	(1,871)	—	38,895
Finance lease obligation	2,717	(441)	—	2,276
Deferred capital obligation	—	5,910	—	5,910
Deferred financing obligation	—	2,032	—	2,032
Deferred gain on sale	—	2,890	—	2,890
Alberta non-capital losses greater than Federal non-capital losses	1,935	—	—	1,935
Senior Notes	(65)	483	—	418
Convertible Debentures	—	66	(3,094)	(3,028)
Other	985	561	—	1,546
Total	$59,255	$6,858	$(2,400)	$63,713

14.	FINANCE INCOME AND EXPENSES

($000s)	2017	2016
Interest on Credit Facilities (1)	$2,194	$13,516
Interest on Convertible Debentures (2)	5,381	2,063
Interest on Senior Notes (2)	30,378	30,771
Accretion on decommissioning liabilities (non-cash)	1,287	1,713
Finance expense	$39,240	$48,063

(1)
Includes interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 1.00% to 3.50%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged between 0.500% and 0.875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio.

(2)	Includes amortized costs related to the issuance of the Senior Notes and Convertible Debentures (detailed in note 8).

15.	FOREIGN EXCHANGE
Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes. The Senior Notes are translated from United States dollars to Canadian dollars using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized and unrealized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

($000s)	2017	2016
Realized gain (loss) on foreign exchange	$(797)	$277
Unrealized gain (loss) on foreign exchange	22,165	9,939
Unrealized gain (loss) on foreign exchange contracts	(3,867)	(2,021)
Gain (loss) on foreign exchange	$17,501	$8,195

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Bellatrix had the following United States dollar foreign exchange forward purchase contracts outstanding at December 31, 2017:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

16.	PER SHARE AMOUNTS
The calculation of basic earnings per share for the year ended December 31, 2017 was based on a net loss of $91.4 million (2016: net loss of $26.7 million).

	2017	2016
Basic common shares outstanding	49,378,026	49,317,165
Fully dilutive effect of:
Share options outstanding	1,622,132	2,573,024
Shares issuable on conversion of Convertible Debentures	6,172,840	6,172,840
Fully diluted common shares outstanding	57,172,998	58,063,029
Weighted average shares outstanding	49,351,848	42,821,013
Dilutive effect of share options (1)	—	—
Diluted weighted average shares outstanding	49,351,848	42,821,013

(1)
For the year ended December 31, 2017, a total of 1,622,132 (2016: 2,573,024) share options and 6,172,840 (2016: 6,172,840) shares issuable on conversion of Convertible Debentures were excluded from the calculation as they were anti-dilutive.

17.	FINANCIAL RISK MANAGEMENT

a.	Overview
The Company has exposure to the following risks from its use of financial instruments:
•Credit risk
•Liquidity risk
•Market risk
▪Foreign exchange risk
▪Commodity price risk
▪Interest rate risk
This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these financial statements.
The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.
The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

b.	Capital Management
The Company's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain the future development of the business. The Company manages its capital structure and makes adjustments to it based on changes in economic conditions and the risk characteristics of the underlying petroleum and natural gas assets. The Company considers its capital structure to include shareholders’ equity, Senior Notes, Credit Facilities, Convertible Debentures, and working capital. In order to maintain or adjust the capital structure, the Company may from time to time issue common shares, senior notes, convertible debentures or other debt instruments, adjust its capital spending, and/or dispose of certain assets to manage current and forecasted debt levels. Bellatrix does not pay dividends.
Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current commodity price environment. In order to preserve liquidity and capital resources, in December 2017,

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Bellatrix’s Board of Directors approved a 2018 net capital budget of between $65 million and $80 million. Bellatrix expects to be able to fund its 2018 capital program by reinvesting cash flow, supplemented by borrowing under its Credit Facilities. Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with adjusted funds flow and borrowings under its Credit Facilities, as necessary. Please refer to note 8 and ‘Liquidity Risk’ below for further discussion.
The Company monitors its capital structure based on the ratio of total net debt to annualized adjusted funds flow (defined below). This ratio is calculated as total net debt, defined as outstanding Credit Facilities, Convertible Debentures (liability component), and Senior Notes, long term loan receivable and plus or minus adjusted working capital (defined below), divided by adjusted funds flow (defined below) for the most recent calendar quarter, annualized (multiplied by four). The total net debt to annualized adjusted funds flow ratio may increase at certain times as a result of acquisitions, fluctuations in commodity prices, timing of capital expenditures and other factors. In order to facilitate the management of this ratio, the Company prepares capital expenditure budgets which are reviewed and updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions. The budgets are approved by the Board of Directors.
The Company’s capital structure and its calculation of total net debt and the total net debt to adjusted funds flow ratio as defined by the Company is as follows:

Debt to Adjusted Funds Flow Ratio
	Year ended December 31,
($000s, except where noted)	2017		2016
Shareholders’ equity	774,022		863,418

Credit Facilities	52,066		19,143
Loans receivable (long term)	—		(8,775)
Adjusted working capital deficiency (1)	23,926		23,716
Subtotal	75,992		34,084
Senior Notes (mature May 15, 2020) (2)	305,409		324,691
Net debt (1)	381,401		358,775
Convertible Debentures (liability component)	39,426		37,420
Total net debt (1) at year end	420,827		396,195

Debt to adjusted funds flow ratio (annualized) (3) (4)
Adjusted funds flow (4) (annualized)	62,800		33,748
Net debt (1) to periods adjusted funds flow ratio (annualized) (3)	6.1	x	10.6	x
Total net debt to periods adjusted funds flow ratio (annualized) (3)	6.7	x	11.7	x

Debt to adjusted funds flow ratio (4)
Adjusted funds flow for the year (4)	58,240		40,916
Net debt (1) to adjusted funds flow ratio (4) for the year	6.5	x	8.8	x
Total net debt (1) to adjusted funds flow ratio (4) for the year	7.2	x	9.7	x
(1) Net debt and total net debt as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligation, long-term risk management contract liabilities, decommissioning liabilities, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency, Convertible Debentures (liability component), current Credit Facilities, long term loan receivable and Senior Notes. The adjusted working capital deficiency as presented does not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. The Company calculated adjusted working capital deficiency as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation, current portion of Credit Facilities and the current portion of decommissioning liability. Net debt excludes the liability component of Convertible Debentures that is included in total net debt.
(2) For the year ended December 31, 2017, Senior Notes includes an unrealized foreign exchange gain of $22.2 million (2016: $9.9 million gain) and does not include an unrealized loss of $3.9 million (2016: $2.0 million loss) on foreign exchange contracts.
(3) For the years ended December 31, 2017 and 2016, net debt and total net debt to period’s adjusted funds flow ratio (annualized) is calculated based upon fourth quarter adjusted funds flow annualized.
(4) Adjusted funds flow as presented do not have a standardized meaning prescribed by IFRS and therefore may not be comparable with the calculation of similar measures for other entities. Adjusted funds flow is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred, and transaction costs.

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c.	Credit Risk
Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.
A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Receivables from petroleum and natural gas marketers are normally collected on the 25th day of the month following production. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $11.2 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.
Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties.
As at December 31, 2017, accounts receivable was comprised of the following:

Aging ($000s)	Not past due (less than 90 days)	Past due (90 days or more)	Total
Joint venture and other trade accounts receivable	$13,627	$5,186	$18,813
Revenue and other accruals	27,312	436	27,748
Less: Allowance for doubtful accounts	—	(889)	(889)
Total accounts receivable	$40,939	$4,733	$45,672
In order to determine the allowance for doubtful accounts, the Company conducts a qualitative analysis of each account comprising the individual balances within its accounts receivable, including the counterparty’s identity, customary pay practices, and the terms of the contract under which the obligation arose. Based on the review of the individual balances within the accounts receivable balance at December 31, 2017 and specifically the balances greater than 90 days, a provision of $0.9 million was made.
The carrying amount of accounts receivable and derivative assets represent the maximum credit exposure.

d.	Liquidity Risk
Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Senior Debt Covenant described in note 8. The Company also mitigates liquidity risk by maintaining an insurance program to minimize exposure to insurable losses.
The Company prepares annual capital expenditure budgets which are regularly monitored and updated as necessary. Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures. To facilitate the capital expenditure program, the Company has revolving reserve based Credit Facilities, as outlined in note 8, which are reviewed semi-annually by the lenders thereunder. The borrowing base under the Company’s Credit Facilities is $120 million providing the Company with approximately $55 million of available liquidity, after deducting outstanding letters of credit as at December 31, 2017. The next scheduled review of the borrowing base is May 2018. The Credit Facilities outline limitations based on percentages of the prior quarter’s sale volumes, which may be hedged through financial commodity price risk management contracts. Bellatrix also has Senior Notes and Convertible Debentures outstanding with fixed interest rates, as outlined in note 8, which mature on May 15, 2020 and September 30, 2021, respectively.
Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. As at December 31, 2017, the Company has the ability to offer to sell up to an additional $470.8 million in securities under its $500 million Shelf Prospectus, which expires on June 30, 2018.

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There can be no assurance that future debt or equity financing, additional credit under the Credit Facilities, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.
The following are the contractual maturities of financial liabilities as at December 31, 2017:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities	$73,307	$73,307	$—	$—	$—
Risk management liability	7,890	4,468	3,422	—	—
Credit Facilities	52,066	—	52,066	—	—
Convertible Debentures (1)	50,000	—	—	50,000	—
Senior Notes (1)	312,950	—	312,950	—	—
Deferred capital obligation	4,755	4,755	—	—	—
Deferred financing obligation	1,505	1,505	—	—	—
Finance lease obligation	6,891	1,170	947	928	3,846
Total	$509,364	$85,205	$369,385	$50,928	$3,846
(1) Principal amount of the instruments

e.	Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net profit or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

f.	Foreign Exchange Risk
Foreign exchange risk is the risk that fluctuations in the Canadian/United States dollar foreign exchange rate may impact the Company’s cash flows and net profit (loss). The Company’s realized commodity prices for crude oil and natural gas are based upon United States dollar denominated commodity prices. Fluctuations in the Canadian/United States dollar foreign exchange rate may thus impact commodity prices received by the Company. In addition, the Company has United States dollar denominated Senior Notes and related interest obligations of which future cash payments are directly impacted by the exchange rate in effect on the payment date.
The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivative contracts is limited to the outstanding principal amount of the Senior Notes or 60% of the Company’s United States dollar revenues over the previous three months. Additionally, the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes or three years. See note 15 for the foreign exchange risk management contacts that the Company has entered at December 31, 2017.
For the year ended December 31, 2017, a $0.01 increase or decrease in the CDN$/US$ foreign exchange rate, with all other variables held constant, would impact the profit (loss) before income taxes by approximately $0.8 million.

g.	Commodity Price Risk
Commodity price risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in commodity prices. Commodity prices for petroleum and natural gas are impacted by not only the relationship between the Canadian and United States dollar, as outlined above, but also global economic events that dictate the levels of supply and demand.
The Company utilizes both financial derivatives and physical delivery sales contracts to manage commodity price risks. All such transactions are conducted in accordance with the commodity price risk management policy that has been approved by the Board of Directors.
The Company’s formal commodity price risk management policy permits management to use specified price risk management strategies including fixed price contracts, costless collars and the purchase of floor price options, other derivative financial instruments, and physical delivery sales contracts to reduce the impact of price volatility and ensure minimum prices for a maximum of thirty months beyond the current date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By

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doing this, the Company seeks to provide a measure of stability to cash flows from operating activities, as well as, to ensure Bellatrix realizes positive economic returns from its capital developments and acquisition activities.
For the year ended December 31, 2017, if the prices for AECO natural gas had increased or decreased by $0.10/mcf, with all other variables held constant, net loss before tax would have be impacted by $6.0 million. For the year ended December 31, 2017, if prices for WTI crude oil had increased or decreased by $1.00/bbl, with all other variables held constant, net profit would be impacted by $3.7 million.
As at December 31, 2017, the Company has entered into commodity price risk management arrangements as follows:
Natural gas fixed price arrangements

Type		Period	Volume	Price	Index
Natural gas fixed	Financial	January 1, 2018 to December 31, 2018	75,000 GJ/d	2.69	AECO
Natural gas basis differential arrangements

Type		Period	Volume	Price		Index
Natural gas	FInancial	April 1, 2018 to October 31, 2018	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX
Natural gas	Financial	April 1, 2019 to October 31, 2020	10,551 GJ/d	$(1.17	) US	AECO 7A/NYMEX

Natural gas liquids fixed differential arrangements

Type		Period	Volume	Fixed Differential	Index
Propane	Financial	January 1, 2018 to December 31, 2018	1,000 bbl/d	47% of NYMEX WTI	OPIS Conway Propane
Crude oil fixed price arrangements

Type		Period	Volume	Price		Index
Oil	Financial	January 1, 2018 to December 31, 2018	1,000 bbl/d	$70.14	CDN	WTI - NYMEX

h.	Interest Rate Risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in the market interest rates. The Company is exposed to interest rate fluctuations on its Credit Facilities which bears a floating rate of interest. As at December 31, 2017, if interest rates had been 1% lower with all other variables held constant, net loss before income tax for the three months ended December 31, 2017 would have been approximately $0.5 million lower, due to lower interest expense. An equal and opposite impact would have occurred to net earnings had interest rates been 1% higher.

i.	Fair Value
The Company’s financial instruments as at December 31, 2017 include accounts receivable, deposits, marketable securities, risk management assets and liabilities, accounts payable and accrued liabilities, finance lease obligations, deferred capital obligation, deferred financing obligation, Credit Facilities, Convertible Debentures and Senior Notes. The fair value of accounts receivable, deposits, accounts payable, accrued liabilities, deferred financing obligation and deferred capital obligation approximate their carrying amounts due to their short-terms to maturity.
The loan receivable was determined to bear interest at a market rate and accordingly the fair market value approximated the carrying value. Marketable securities were carried at fair value based on the market price at each reporting date, with changes in fair value recognized in profit or loss. The marketable securities are classified as level 1 within the fair value hierarchy.
The Company enters into risk management contracts under master netting arrangements. Under these arrangements, the amounts owed by each counterparty for commodity or foreign exchange contracts outstanding in the same currency or commodity are aggregated into a single net amount receivable or payable. If a default occurs, the net amount subject to a master netting arrangement is receivable or payable for settlement purposes. The carrying amounts of commodity and foreign exchange contracts held under master netting arrangements are recorded on a net basis. At December 31, 2017 and 2016, the impact of netting gross amounts is negligible.
The risk management assets and liabilities at December 31, 2017 include both commodity contracts and foreign exchange contracts. The fair value of commodity contracts is determined by discounting the difference between the contracted price and published forward price curves as at the balance sheet date, using the remaining contracted petroleum and natural gas volumes. The fair

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value of foreign exchange contracts is determined based on the difference between the contracted forward rate and current forward rates, using the remaining settlement amount. The risk management contracts are classified as level 2 within the fair value hierarchy.
Credit Facilities bears interest at a floating market rate and the credit and market premiums therein are indicative of current rates; accordingly the fair market value approximates the carrying value.
The fair value of financial assets and liabilities, excluding working capital and Credit Facilities, is attributable to the following fair value hierarchy levels at December 31, 2017 and December 31, 2016:

($000s)		Fair Value
2017	Carrying Value	Level 1	Level 2	Level 3
Financial assets
Risk management asset	33,123	—	33,123	—
Financial liabilities
Risk management liability	7,890	—	7,890	—
Convertible Debentures (1)	39,426	—	46,000	—
Senior Notes (2)	305,409	—	299,258	—
(1) The fair value of the Convertible Debentures is based on the closing market price on the TSX of $92.00 per Debenture as at December 31, 2017, and represents the market value of the entire instrument.
(2) The fair value of the Senior Notes is based on the closing market price of $95.63 per Senior Note as at December 31, 2017.

($000s)		Fair Value
2016	Carrying Value	Level 1	Level 2	Level 3
Financial assets
Risk management asset	445	—	445	—
Financial liabilities
Risk management liability	16,582	—	16,582	—
Convertible Debentures (1)	37,420	—	50,825	—
Senior Notes (2)	324,691	—	332,318	—
(1) The fair value of the Convertible Debentures is based on the closing market price on the TSX of $101.65 per Debenture as at December 31, 2016, and represents the market value of the entire instrument.
(2) The fair value of the Senior Notes is based on the closing market price of $99.00 per Senior Note as at December 31, 2016.

The following is a summary of the net risk management asset (liability) as at December 31, 2016 and December 31, 2017:

($000s)	2017	2016
Current portion commodity contract asset	$31,910	$—
Commodity contract asset (long term)	1,213	—
Foreign exchange contract asset (long term)	—	445
Current portion commodity contract liability	(4,468)	(13,936)
Commodity contract liability (long term)	—	(2,646)
Foreign exchange contract liability (long term)	(3,422)	—
Net risk management asset (liability)	$25,233	$(16,137)

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18.	COMMITMENTS
The following is a summary of Bellatrix’s commitments as at December 31, 2017:

($000s)	1 Year	2-3 Years	4-5 Years	More than 5 years	Total
Operating leases (1)	$24,835	$48,748	$40,811	$30,934	$145,328
Transportation and processing agreements (2)	$62,207	$97,788	$69,481	$128,873	$358,349
(1) Operating leases is comprised of the Company’s commitment for office space, net of recoveries and gross operating leases for field equipment. The Company is committed to payments under fixed term operating leases for office space which do not currently provide for early termination.
(2) Transportation agreements is comprised of commitments to third parties to transport natural gas. Processing agreements is comprised of commitments to process natural gas and natural gas liquids through processing facilities.
Bellatrix is involved in litigation and claims arising in the normal course of operations. Such claims are not expected to have a material impact on Bellatrix’s results of operations or cash flows.

19.	RELATED PARTY TRANSACTIONS
Key Management Compensation
Key management includes officers and directors (executive and non-executive) of the Company. The compensation paid or payable to key management for employee services is shown below:

($000s)	2017	2016
Short-term employee benefits (1)	$4,901	$3,933
Share-based compensation (2)	452	2,509
Total key management compensation	$5,353	$6,442
(1) Includes termination benefits for the year ended December 31, 2017 of $1.3 million (2016: nil)
(2) Share-based compensation includes share options, RAs, PAs, and DSUs.

20.	SUPPLEMENTAL DISCLOSURES

Changes in Non-cash Working Capital

($000s)	2017	2016
Changes in non-cash working capital items:
Accounts receivable	$(6,445)	$18,034
Loans receivable	15,000	—
Deposits and prepaid expenses	1,496	2,925
Accounts payable and accrued liabilities	(3,578)	(32,127)
	$6,473	$(11,168)
Changes related to:
Operating activities	$(272)	$(443)
Financing activities	16,353	601
Investing activities	(9,608)	(11,326)
	$6,473	$(11,168)
Statement of Profit (Loss) and Comprehensive Income (Loss) Presentation
A mixed presentation of nature and function was used for the Company’s presentation of operating expenses in the Statement of Profit (Loss) and Comprehensive Income (Loss) for the current and comparative years. General and administrative expenses are presented by their function. Other expenses, including production, transportation, depletion and gain (loss) on dispositions are presented by their nature. Such presentation is in accordance with industry practice.

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Total employee compensation costs included in total production and general administrative expenses in the Statements of Profit (Loss) and Comprehensive Income (Loss) for the years ended December 31, 2017 and 2016 are detailed in the following table:

($000s)	2017	2016
Production	$7,860	$8,360
General and administrative (1)	19,274	11,616
Employee compensation	$27,134	$19,976
(1) Amount shown is net of capitalization.

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